Exhibit 99.1

CELYAD ONCOLOGY SA

Listed limited liability company

Rue André Dumont, 9

1435 Mont-Saint-Guibert

LER Nivelles 0891.118.115

CONVENING LETTER TO THE EXTRAORDINARY GENERAL MEETING OF

SHAREHOLDERS OF 22 DECEMBER 2023

The board of directors has the honor to convene the shareholders and warrant holders of Celyad Oncology SA (the “Company”) to attend the extraordinary general meeting to be held on 22 December 2023 at 9.30 a.m. (CET) before the notary office “Berquin Notaires”, having its seat at 1000 Brussels, Avenue Lloyd George 11, the agenda of which is given below:

1.	Formal reduction of the accounting item “Issued premium” and of the share capital by absorption of losses

Proposal of resolution: The meeting decides to reduce the accounting item “Issue premium” by absorption of losses as resulting from the annual accounts closed on 31 December 2022, by an amount of thirteen million six hundred fifty-three thousand four hundred thirty-nine euros and seven cents (€ 13,653,439.07), to reduce it from thirteen million six hundred fifty-three thousand four hundred thirty-nine euros and seven cents (€ 13,653,439.07) to zero euro (€ 0.00).

The meeting then decides to reduce the share capital by absorption of the losses by an amount of fifty-five million four hundred twenty-nine thousand four hundred twenty-three euros and fifty-five cents (€ 55,429,423.55), to reduce it from eighty-eight million three hundred seventy-eight thousand two hundred twenty-four euros and twenty-five cents (€ 88,378,224.25) to thirty-two million nine hundred forty-eight thousand eight hundred euros and seventy cents (€ 32,948,800.70). The reduction of the accounting item “Issue premium” and of the share capital shall be done without cancellation of shares.

2.	Acknowledgement of the effective realisation of the reduction of the accounting item “Issue premium” and of the share capital.

Proposal of resolution: The meeting acknowledges and requests me, as a notary, to authentically acknowledge the effective realisation of the above reduction of the accounting item “Issue premium” by an amount of thirteen million six hundred fifty-three thousand four hundred thirty-nine euros and seven cents (€ 13,653,439.07) and so that the accounting item “Issue premium” is thus effectively reduced to zero euro (€ 0.00).

The meeting also acknowledges and requests me, as a notary, to authentically acknowledge the effective realisation of the above reduction of the share capital by an amount of fifty-five million four hundred twenty-nine thousand four hundred twenty-three euros and fifty-five cents (€ 55,429,423.55) and so that the share capital is thus effectively reduced to thirty-two million nine hundred forty-eight thousand eight hundred euros and seventy cents (€ 32,948,800.70).

3.	Amendment of Article 5 of the Articles of Association.

Proposal of resolution: In order to bring the Articles of Association into line with the above decisions, the meeting resolves to amend and replace Article 5 of the Articles of Association with the following text: “The company’s share capital is set at thirty-two million nine hundred forty-eight thousand eight hundred euros and seventy cents (32,948,800.70 EUR), represented by forty-one million four hundred twenty-eight thousand five hundred seventy-two (41,428,572) shares which do not contain a face value, each representing an equal share of the share capital.”

4.	Confirmation of the appointment of directors co-opted by the board of directors on 13 November 2023.

Proposal of resolution: The meeting decides to confirm the appointments of Hilde Windels BV, represented by Hilde Windels, and of CFIP CLYD (UK) Limited represented by Michel Lussier, co-opted by the board of directors on November 13, 2023. Their terms will therefore immediately expire after the Annual General Meeting of the year 2026.

5.	Power of attorney.

Proposal of resolution: The meeting decides to grant a proxy to Mrs. An Phan, head of legal, and/or Me Adrien Lanotte, and/or to any lawyer of the firm Harvest Avocats, acting alone, each with power of substitution, in order to issue, execute and sign all documents, instruments, steps and formalities and to give all necessary or useful instructions to execute the aforementioned decisions and the realization of the necessary publication formalities, including the publication in the annexes to the Belgian Official Gazette of the abovementioned decisions, and to the undersigned notary, or to any other notary and/or collaborator of “Berquin Notaires”, in order to give them all powers to draft the text of the coordination of the articles of association of the Company, sign it and deposit it in the electronic database provided for this purpose, in accordance with the legal provisions on the matter.

QUORUM AND MAJORITY

Quorum requirement: To validly deliberate on items 1 to 3 of the abovementioned agenda, a quorum of at least half of the share capital shall be present. If this quorum requirement is not met, a new meeting of the general meeting with the same agenda shall be held on 9 January 2024 at 10 a.m., which may validly deliberate without the abovementioned quorum being met.

Vote and majority: Without prejudice to the shares fully subscribed and registered since at least two years without interruption in the name of the same shareholder (or an affiliate thereof in accordance with Article 7:53, §2 of the Companies and Associations Code) in the shareholder registry and benefit of a double voting right, each share gives right to one vote. Pursuant to the applicable laws, the proposed resolutions referred to in items 1 to 3 on the abovementioned agenda shall be adopted if approved by a majority of three quarters of the votes validly casted by the shareholders, while the resolutions referred to in items 4 to 5 shall be adopted if approved by a simple majority of the votes validly casted by the shareholders. Pursuant to Article 7:135 of the Companies and Associations Code, the holders of warrants have the right to participate to the shareholders’ meeting, but only with a consultation right.

PARTICIPATION IN THE MEETING

Covid-19 measures

The Company will grant access to the meeting room only to the extent permitted by the authorities on the meeting’s date. The Company is monitoring the situation closely and will disclose all relevant information and additional measures impacting the shareholders’ meeting on its website. However, the Company strongly encourages the shareholders to limit their physical presence and to vote through proxy (pursuant to the procedure described below).

Admission requirements

The right to participate in the general meeting of shareholders and to vote is subject to the prior accounting registration of the shares under the shareholder’s name on 8 December 2023 at midnight (Belgian time) (the “Record Date”), either by way of registration on the Company’s share register, or either by way of registration in book entry form in an account held with a settlement institution or a certified account holder, without taking into account the number of shares held by the shareholder at the day of the general meeting.

The day and time referred to above shall constitute the Record Date. Only persons who are shareholders on the Record Date are entitled to attend and vote at the general meeting.

A certificate is delivered to the shareholder by the settlement institution or certified account holder which certifies the number of dematerialised shares registered in its accounts under the name of the shareholder on the Record Date, for which the shareholder has expressed its intention to participate in the general meeting.

The shareholder indicates his intention to participate in the general meeting by 16 December 2023 at the latest. This must be done by email to investors@celyad.com, or by mail marked for the attention of Celyad Oncology SA, Mrs. An Phan, Head of Legal, Rue André Dumont 9, B-1435 Mont-Saint-Guibert.

The holders of warrants have the right to attend the general meeting, subject to them fulfilling the shareholders’ admission conditions.

Right to include items on the agenda and to submit proposals for decisions

In accordance with Article 7:130 of the Companies and Associations Code, one or more shareholders holding together at least 3% of the share capital may request the inclusion of items on the agenda to be addressed at the general meeting and request the submission of decisions’ proposals concerning items to be addressed or included on the agenda.

The shareholder or shareholders exercising this right must, in order for their request to be examined at the general meeting, satisfy the following two conditions:

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prove that they hold the abovementioned required percentage on the date of their request (either by way of a certificate mentioning the registration of the corresponding shares on the Company’s share register, or by way of an attest of a settlement institution or a certified account holder setting out the number of corresponding dematerialised shares registered in its accounts under the name of the shareholder); and

•	still be a shareholder for up to 3% of the Company’s share capital on the Record Date.

Items to be included on this agenda and/or decisions’ proposals must be sent to the Company on 30 November 2023 at the latest by email to investors@celyad.com, or by mail marked for the attention of Celyad Oncology SA, Mrs. An Phan, Head of Legal, Rue André Dumont 9, B-1435 Mont-Saint-Guibert.

The Company will acknowledge receipt of the requests sent by email or by mail to the address indicated by the shareholder within 48 hours after receipt.

The revised agenda will be published on 7 December 2023 at the latest (on the Company’s website at the address www.celyad.com, in the Belgian Official Gazette and in the press) if one or more requests to include new items or proposals for decisions on the agenda have been received within the aforementioned deadline.

Further information relating to the abovementioned rights and the modalities for exercising them are available on the Company’s website (www.celyad.com).

Right to ask questions

Shareholders may ask questions exclusively in writing before the meeting, concerning the report of the Board of Directors or the agenda of the meeting. The Company will answer the questions during the meeting.

The questions can be sent prior to the general meeting by email to the address investors@celyad.com or by mail marked for the attention of Celyad Oncology SA, Mrs. An Phan, Head of Legal, Rue André Dumont 9, B-1435 Mont-Saint-Guibert.

Those questions must be received by the Company on 16 December 2023 at 17h00 (CET) at the latest.

Further information relating to the abovementioned right and the modalities for exercising them are available on the Company’s website (www.celyad.com).

Proxies

Any shareholder who wishes to vote at the meeting shall be represented by the proxy holder determined by the Company.

Shareholders wishing to be represented must use the proxy form established by the board of directors. The proxy form may be obtained on the Company’s website (www.celyad.com) or upon request at the Company’s registered office, or by email to investors@celyad.com.

The original form signed on paper form must be received by the Company on 16 December 2023 at 5 p.m. (Belgian time) at the latest. This form may be communicated to the Company by mail marked for the attention of Celyad Oncology SA, Mrs. An Phan, Head of Legal, Rue André Dumont 9, B-1435 Mont-Saint-Guibert, or by email to investors@celyad.com provided that the last communication is signed by electronic signature, in accordance with applicable Belgian legislation. Shareholders are invited to follow the instructions set out in the proxy form in order to be validly represented at the meeting.

Shareholders wishing to be represented must comply with the registration and confirmation procedure described above.

Available documents

All documents concerning the general meeting that are required by law to be made available to shareholders, as well as an unofficial coordinated version of the proposed new text of the Company’s articles of association, may be consulted on the Company’s website (www.celyad.com) as from 21 November 2023.

As from the same date, shareholders have the right to consult these documents on business days and during normal office hours, at the Company’s registered office and/or, upon display of their securities, obtain copies of these documents free of charge.

Requests for copies may also be made, free of charge, by mail (writing) marked for the attention of Mrs. An Phan, Head of Legal, Rue André Dumont 9, B-1435 Mont-Saint-Guibert, or by email to investors@celyad.com

The board of directors

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